FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2004

Data Fortress Systems Group Ltd.

(Translation of registrant's name into English)

Suite 301 – 1281 West Georgia Street, Vancouver, BC CANADA V6E 3J5

(Address of principal executive offices)

Attachments:

1.

Notice

2.

Information Circular

3.

Proxy

4.

Supplimentary Return Card

5.

Confirmation of Mailing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Data Fortress Systems Group Ltd.

(Registrant)

Date: November 26, 2004

By: “Michael Chong”

        Michael Chong

Its: President and CEO

(Title)

DATA FORTRESS SYSTEMS GROUP LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

The 2004 Annual and Extraordinary General Meeting of the Shareholders of Data Fortress Systems Group Ltd. ("the Company") will be held at 1300 - 1111 West Georgia Street, Vancouver, British Columbia, on Thursday, the 25th day of November, 2004 at 10:00 a.m. for the following purposes:

1.

to receive the Report of the Directors, the audited consolidated financial statements of the Company for its financial year ended September 30, 2004 and the Report of the Auditor on those statements;

2.

to appoint an auditor for the ensuing year;

3.

to authorize the Directors to fix the auditor's remuneration;

4.

to elect directors;

5.

to approve a Stock Option Plan;

6.

to ratify, confirm and approve all acts, deeds and things done by and the proceedings of directors and officers of the Company on its behalf during the fiscal year ended September 30, 2004 as referred to in the directors' report and the financial statements presented to the meeting; and

7.

to transact such other business as may properly be brought before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign, date and return their proxy to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  The enclosed form of proxy must be completed in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and, to be valid, must be received by Computershare Trust Company of Canada not fewer than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

DATED at Vancouver, British Columbia this 26th day of October, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Chong"

President

DATA FORTRESS SYSTEMS GROUP LTD.

INFORMATION CIRCULAR FOR THE 2004 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF DATA FORTRESS SYSTEMS GROUP LTD. TO BE HELD ON NOVEMBER 25, 2004

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of DATA FORTRESS SYSTEMS GROUP LTD. (the "Company") for use at the 2004 Annual and Extraordinary General Meeting of Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular.  The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with shareholders by regular employees of the Company.  The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The persons designated as proxyholders on the accompanying form of proxy have been selected by management.  Each member has the right to appoint a person, who need not be a member, to attend and act for and on behalf of such member at the Meeting in place of the persons designated by management.  A member desiring to appoint some other person as proxyholder may do so by striking out the printed names and inserting the name of the desired person in the space provided in the form of proxy.  If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting.  A person appointed as proxyholder need not be a member of the Company.  All completed proxy forms must, to be valid, be deposited at Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

REVOCATION OF PROXY

A member giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a member present in person, or in any other manner provided by law, whereupon such proxy shall be deemed to have been revoked.  Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

EXERCISE OF DISCRETION BY PROXYHOLDER

The shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the member depositing the proxy on any poll that may be called for, and if such member specifies a choice with respect to any matter to be acted upon at the Meeting, the shares shall be voted accordingly.  IN THE ABSENCE OF ANY SUCH INSTRUCTION OR CHOICE, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The accompanying form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  At the time of printing this Circular, Management of the Company knows of no such amendments, variations or other matters which are anticipated to be presented for consideration or action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name.  Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP").  ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting.  A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting.  The proxy must be returned to ADP well in advance of the meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form or proxy provided to them and return the same to their broker (or the Broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The authorized capital of the Company currently consists of 100,000,000 common shares without par value, of which 58,961,540 were issued and outstanding on October 25, 2004.  Each common share carries the right to one vote on any poll at meetings of shareholders of the Company.  The Company has no other class of voting securities.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered shareholders of the Company at 4:00 p.m. (local Vancouver time) on October 25, 2004, the Record Date for the Meeting.  If the Company should issue additional shares from treasury after 4:00 p.m. on October 25, 2004, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered shareholders of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and senior officers of the Company, as at October 25, 2004, no person(s) beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company except for the following person(s):

Name	Number of Shares	% of Issued and Outstanding
Chu Keong Chong	15,219,067	25.81%
Michael Chong	7,281,666	12.35%

APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting that Bedford Curry, Chartered Accountants, be reappointed as auditors of the Company at a remuneration to be fixed by the directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as may be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has or will materially affect the Company, except as may otherwise be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer, nor any proposed nominee for director, nor any associate or affiliate of any of them, has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company for other than routine indebtedness.

EXECUTIVE COMPENSATION  (SECURITIES ACT)

Named Executive Officers

Form 51-904.F under the Securities Act (British Columbia) requires the disclosure of compensation received by each "Named Executive Officer" of the Company.  "Named Executive Officer" is defined in Form 51-904.F to mean (i) each Chief Executive Officer of the Company, despite the amount of compensation of that individual, (ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end of the Company.  "Executive Officer" is defined in Form 51-904.F to mean (i) the chair of the Company, (ii) a vice-chair of the Company, (iii) the President of the Company, (iv) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or (v) an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.  During the Company's most recently completed financial year, the Company had only one Named Executive Officer.

Summary of Compensation

The following table sets forth information concerning compensation earned by the Company's sole Named Executive Officer during the three most recently completed financial years of the Company.

SUMMARY COMPENSATION TABLE

(Stated in Canadian Dollars)

		Annual Compensation			Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year Ended June 30	Salary	Bonus	Other Annual Compen-sation	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	Long- Term Incentive Plan Payouts	All Other Compen-sation
Michael Chong President	2004 2003 2002	$32,200 $20,800 N/A	Nil Nil N/A	Nil Nil N/A	N/A N/A N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Rick Thomas Former President and CEO	2004 2003 2002	N/A $24,000 $60,000	N/A Nil Nil	N/A Nil Nil	N/A N/A N/A	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil
Gordon A. Sampson Former President, CEO and CFO	2004 2003 2002	N/A N/A $48,000	N/A N/A Nil	N/A N/A Nil	N/A N/A N/A	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil
Theo Sanidas Former President and CEO	2004 2003 2002	N/A N/A N/A	N/A N/A Nil	N/A N/A Nil	N/A N/A N/A	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil

(1)

Theo Sanidas was President of the Company from June 30, 1999 to November 21, 2001

(2)

Gordon Sampson was CFO of the Company from July 26, 2001 to May 8, 2003 and President and CEO from November 21, 2001 to March 15, 2002.

(3)

Rick Thomas was President and CEO of the Company from March 15, 2002 to May 13, 2003.

(4)

Michael Chong was appointed President and CEO of the Company on May 13, 2003.

Long-Term Incentive Plan Awards Table

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Options and Stock Appreciation Rights (SARs)

The Company has a formal stock option plan.  Options are granted by the Board of Directors from time to time to directors, officers and employees as an incentive and, once granted, such options are administered by the Company's secretary.  The following table sets forth individual grants of stock options during the fiscal year ended June 30, 2004 to the Company's sole Named Executive Officer.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N/A	Nil	Nil	Nil	Nil	N/A

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended June 30, 2004 by the Company's sole Named Executive Officer and the fiscal year end value of unexercised options/SARs on an aggregated basis.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexer-cisable	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/Unexer-cisable
N/A	Nil	nil	nil	Nil/nil

(1)

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

The following table sets forth details of all repricings of stock options/SARs during the Company's fiscal year ended June 30, 2004 by the Company's sole Named Executive Officer.

TABLE OF OPTION AND SAR REPRICINGS

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended	Market Price of Securities at Time of Reprising or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement, the Named Executive Officer receives a salary of $2,600 per month.  The Company does not have any compensatory plan or arrangement with respect to its sole Named Executive Officer which would result from the resignation, retirement or any other termination of employment of such individual's employment or from a change of control of the Company or any subsidiary of the Company or a change in such individual's responsibilities following a change in control which, including all periodic payments or installments, exceeds $100,000.

Compensation of Directors

Directors who are not Named Executive Officers of the Company do not receive any compensation from the Company in their capacities as directors.

The aggregate direct remuneration paid or payable by the Company and its subsidiaries whose financial statements are consolidated with those of the Company to the directors and the senior officers of the Company (including the Secretary and the five highest-paid employees of the Company other than the Named Executive Officer) during its last completed financial year was $ 48,000. Reference should be made to the Summary Compensation Table above for details of compensation paid to the director who is also a Named Executive Officer.

The Company has no subsidiaries whose financial statements are not consolidated with those of the Company.  Except for options described below and as disclosed in the Statement of Executive Compensation herein, the Company has not made and does not propose to make, directly or indirectly, any other remuneration payments to the directors and the senior officers of the Company pursuant to any existing plan or arrangement.  No pension benefits are proposed to be paid to the directors and the senior officers of the Company under any normal pension plan, directly or indirectly, by the Company or any of its subsidiaries.  No director, senior officer, proposed nominee for election as a director and no associate of any director, senior officer or proposed nominee has at any time since the beginning of the last completed financial year of the Company been indebted to the Company for more than $5,000.

During the Company's financial year ended June 30, 2004, options were granted to directors and senior officers of the Company (other than the Named Executive Officer) without payment to purchase common shares.

Date of Grant	No. of Shares	Price Per Share	Option Expiry	Preceding 30-Day Price Range
N/A		$0.__		$0.___

During the Company's financial year ended June 30, 2004, options were exercised by directors and senior officers of the Company (other than the Named Executive Officer) to purchase common shares as follows:

No. of Shares Purchased	Date of Exercise	Purchase Price	Preceding 30-Day Price Range
None

Small Business Issuer Exemption

Under Form 51-904F, a "Small Business Issuer" is defined to include a company that had revenues of less than $25,000,000 in its most recently completed financial year and has a public float of less than $25,000,000.  Small Business Issuers are entitled to omit disclosure otherwise required to be provided under those portions of Form 51-904.F entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Compensation Committee", Report on Executive Compensation" and "Performance Graph".  The Company is a Small Business Issuer and has omitted such disclosure.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed by any person other than the directors or senior officers of the Company and its subsidiaries.

ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons listed below for election as directors of the Company.  MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN ADDITION TO THE NOMINEES HEREIN LISTED, SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR.  THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE ADDITIONAL TO THE NOMINEES NAMED.

The Company has three directors and management proposes to set the number of directors at three.  The directors of the Company are currently elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors in office are duly elected or appointed, unless their offices are earlier vacated in accordance with the Articles of the Company or with the provisions of the Company Act (B.C.).  All of those nominees who are presently directors will have their terms of office as directors expire as of the date of the Meeting.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of shares of the Company beneficially owned, directly or indirectly, by them, as at October 25, 2004:

Name and Residence	Principal Occupation	Director Since	No. of Shares
Michael Chong (1) Vancouver, B.C.	President and CEO of the Company	Sept,2000	7,281,666
Chu Keong Chong (1) Vancouver, B.C.	Director	Sept,2000	15,219,067
William Kaleta (1) Vancouver, B.C.	Director	June 3, 2002	Nil

As a reporting issuer in British Columbia, the Company is required to have an audit committee.  Michael Chong, Chu Keong Chong and William Kaleta are currently the members of the Company's audit committee.  The Company has no Executive Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(1)

Stock Option Plan

Pursuant to TSX Venture Exchange ("TSX") Policy 4.4 implemented during August, 2002, all TSX listed companies are required to adopt a stock option plan.  The Board of Directors of the Company has established such a plan (the "2004 Plan").  The purpose of the 2004 Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries, and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options.  The Company is currently listed on Tier 2 of the TSX Venture Exchange and has adopted a "rolling" stock option plan.

The 2004 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1.

The aggregate number of shares which may be issued pursuant to options granted under the 2004 Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding at the time of the grant.

2.

The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to option(s) granted to:

(a)

Insiders during any 12 month period may not exceed 10% of the issued shares of the Company unless more than 10% of the currently issued and outstanding shares of the Company are reserved and the 2004 Plan is approved by majority of the votes cast by "disinterested shareholders" at the Meeting;

(b)

any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

(c)

any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(d)

any one Person employed to provide Investor Relations Activities during any 12 month period may not exceed 2% of the issued shares of the Company;

in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3.

The aggregate number of shares under option to Insiders at any time within any 12 month period may not exceed 10% of the issued shares of the Company.

4.

The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25%.

5.

Options may be exercisable for a period of up to 5 years and, in the case of Consultants who are engaged in Investor Relations Activities will vest as to 25% on each of the date of grant and three, six, and nine months after the date of grant; provided that options may be exercisable for a period of up to 10 years if the Company becomes listed on Tier 1 of the TSX Venture Exchange.

6.

The options are non-assignable, except in certain circumstances.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2004 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a Person engaged in Investor Relations Activities) or, if the optionee dies, within one year from the date of the optionee’s death.

7.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the 2004 Plan is attached to and incorporated by reference into this Information Circular.

The 2004 Plan is subject to TSX Acceptance and shareholder approval.  Thereafter, notice of options granted under the 2004 Plan must be given to the TSX.  Any amendments to the 2004 Plan must also be approved by the TSX and, if necessary, by the "disinterested shareholders" of the Company prior to becoming effective.

"Disinterested shareholders" are holders of Outstanding Common Shares entitled to vote and represented in person or by proxy, excluding votes attaching to Outstanding Common Shares beneficially owned by insiders of the Company to whom shares may be issued pursuant to the 2004 Plan and associates of such insiders.

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving the 2004 Plan:

“Resolved as an ordinary resolution that the Company's 2004 Stock Option Plan be and the same is hereby approved, with such amendments as may be required by the TSX Venture Exchange or recommended by counsel to ensure compliance with applicable laws and policies of securities regulatory authorities.”

(2)

Directors Acts and Deeds

Shareholder approval will be sought to ratify, confirm and approve all acts, deeds and things done by and the proceedings of directors and officers of the Company on its behalf during the fiscal year ending June 30, 2004 as referred to in the directors' report and the financial statements presented to the meeting.

(3)

Other Business

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof.  Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com.  Security holders may contact the Company to request copies of the Company's financial statements and MD&A by telephone 604- 484-2088 or by email: ir@data-fortress.com

BOARD APPROVAL AND STATEMENT OF DIRECTORS - COMPANY ACT

This Information Circular contains information as at October 25, 2004, except where another date is specified.  The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on October 26, 2004.

DATED at Vancouver, British Columbia, this 26th day of October, 2004.

DATA FORTRESS SYSTEMS GROUP LTD.

2004 SHARE OPTION PLAN

1.

Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide officers, Directors, Employees, Management Company Employees, and Consultants of Data Fortress Systems Group Ltd. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors or an officer appointed or designated from time to time by the Board of Directors of the Corporation (such committee or officer, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to resolution passed by the Board of Directors.

3.

Granting of Options

The Committee may from time to time designate bona fide Directors, officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a)

the total number of Common shares reserved for issue pursuant to the exercise of Options (including currently outstanding Options) at any given time after the date of this Plan shall be that number of Common shares which is equal to 10% of the number of the Outstanding Common Shares at such time, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange;

(b)

the number of Common shares reserved for issuance to any one Optionee during any 12 month period shall not exceed 5% of the number of Outstanding Common Shares;

(c)

the number of Common Shares reserved for issuance to any one Consultant of the Corporation during any 12 month period may not exceed 2% of the number of Outstanding Common Shares;

(d)

the number of Common shares reserved for issuance to any one Employee conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(e)

the aggregate number of Common shares reserved for issuance to all Employees conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(f)

unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i)

the number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii)

the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders within any twelve month period may not exceed 10% of the number of Outstanding Common Shares;

(g)

disinterested Shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee holding such Option is an Insider of the Corporation at the time of the proposed amendment; and all other amendments to the terms of any Options granted by the Corporation will comply with the applicable policies of the TSX Venture Exchange;

and the Corporation represents that each Employee, Consultant and Management Company Employee to whom Options are granted will be a bona fide Employee, Consultant or Management Company Employee; but nothing contained in this Plan will confer upon any Optionee any right with respect to employment or continuance of employment by the Corporation, or interfere in any way with the right of the Corporation to terminate any Optionee's employment.

4.

Vesting and Related Matters

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options granted to Consultants performing Investor Relations Activities shall not vest on more favourable terms than one-quarter of the total number of Options granted on each of the date of grant and three, six and twelve months after the date of grant; and the Committee shall establish appropriate procedures for monitoring the trading in Common Shares by all Optionees performing Investor Relations Activities through procedures such as, for example, the establishment of a designated brokerage account through which such Optionee must conduct all trades of Common Shares, with trading reports directed to the Corporation.

5.

Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

6.

Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, to a maximum of five years, provided that each Option shall be subject to provisions to the effect that:

(a)

the Option is personal to the Optionee and is not assignable or transferable;

(b)

upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death;

(c)

if the Optionee shall no longer be a Director, Employee, Consultant or Management Company Employee, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 90 days after the Optionee ceases to be at least one of a Director, Employee, Consultant or Management Company Employee; and

(d)

if the Optionee is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 30 days after the Optionee ceases to provide Investor Relations Activities.

7.

Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivering to the Corporation at its head office, or such other place as may be specified by the Corporation, a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by payment in full of the purchase price for the Common Shares then being purchased.

8.

Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or same and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at the end and the Optionee shall cease to have any further rights in respect thereof.

9.

Termination of Option in the event of Take-Over Bid

In the event a take-over bid (as defined in the Securities Act (British Columbia), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges; and upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10.

Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

11.

Option Commitments

A written option commitment will be issued by the Corporation to each Optionee to whom an Option is granted hereunder, which will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms prescribed by the TSX Venture Exchange or approved by the Committee, all in accordance with the provisions of this Plan; and the commitment will be in such form as the Committee may from time to time approve or authorize any officer of the Corporation to issue on behalf of the Corporation, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options required under the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

12.

Regulatory Authorities Approvals

The Plan and any Options granted by the Corporation shall be subject to the approval or acceptance, if required, of the TSX Venture Exchange or any other stock exchange on which the Common Shares are listed for trading; and any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval or acceptance, if required, is given.

13.

Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

14.

Common shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

15.

Prior Plans

This Plan shall come into force and effect on November 25, 2004 and entirely replaces and supersedes any and all prior share option plans enacted by the Board of Directors of the Corporation and any predecessor corporations.

16.

Definitions

Capitalized terms used herein that are not defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual; and "Outstanding Common Shares" at the time of any grant of Options means the number of Common Shares that are outstanding immediately prior to the grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

17.

Effective Date

This Plan is effective from and after November 25, 2004; provided that:

(a)

the Corporation must obtain Exchange Acceptance of this Plan before it grants any Options under this Plan; and

(b)

no Options granted under this Plan may be exercised until this Plan has been approved by the shareholders of the Corporation.

18.

TSX Venture Exchange Policy

In the event of any conflict between this Plan and the policies of the TSX Venture Exchange in effect from time to time, or in the event of the omission from this Plan of any provision required to be included herein pursuant to the policies of the TSX Venture Exchange in effect from time to time, this Plan and any Option granted pursuant to this Plan shall be and be deemed for all purposes to have been amended to comply with the provisions of the TSX Venture Exchange policy.

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

DATA FORTRESS SYSTEMS GROUP LTD.

TO BE HELD AT 1300 – 1111 WEST GEORGIA STREET, VANCOUVER, B.C.

ON WEDNESDAY, NOVEMBER 25, 2004 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, MICHAEL CHONG, a Director of the Company, or failing this person, CHU KEONG CHONG, a Director of the Company, or in the place of the foregoing, _____________________________________________________________________________ (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Bedford Curry & Co., Chartered Accountants as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To approve, ratify & confirm directors' deeds			N/A
4. To approve Stock Option Plan			N/A
5. To set number of directors at Three			N/A
6. To elect as Director, MICHAEL CHONG		N/A
7. To elect as Director, CHU KEONG CHONG		N/A
8. To elect as Director, WILLIAM KALETA		N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:______________________________________________

Please Print Name:_________________________________________

Date:_____________________________________________________

Number of Shares

Represented by Proxy:______________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

___________________________________________________________________________________

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" by mail or by fax no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

The mailing address of Computershare Trust Company of Canada is Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, and its fax number within North America is 1-866-249-7775 and Outside North America is (416) 263-9524.

DATA FORTRESS SYSTEMS GROUP LTD.

REQUEST FOR INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

NAME:______________________________________________________________________________

ADDRESS:___________________________________________________________________________

POSTAL CODE:______________________________________________________________________

I confirm that I am an owner of _______________[type of securities] of the Corporation.

SIGNATURE OF

SHAREHOLDER:_________________________________________ DATE:______________________

CUSIP:

23768R

DATA FORTRESS

SYSTEMS GROUP LTD.

01, November 2004

B.C. Securities Commission

       Alberta Securities Commission

Pacific Centre

       400, 300 5th Avenue South West

701 West Georgia Street

       Calgary, Alberta

Vancouver, B.C.

       T2P 3C4

V7Y 1L2

Attention: Statutory Filings

Dear Madam or Sir,

We confirm that the audited consolidated financial statements, proxy forms and the MD&A of the Company ended June 30, 2004 and 2003 have today been mailed to all registered and non registered shareholders  in accordance with instrument 54-101.

Yours truly,

Sgd.“ Michael Chong”

Michael Chong.

Suite LM 1281 West Georgia Street, Vancouver, BC, Canada, V6B 3H7

Tel: 604 484-6693; Fax: 604 484-2089.